EXHIBIT 99.1

Brookfield Business Partners Obtains Exemptive Relief and Files Disclosure Document in Connection with Sale of Westinghouse

BROOKFIELD, NEWS, Dec. 28, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) today announced that it has received exemptive relief from the Ontario Securities Commission from the requirements to call a special unitholder meeting and to send an information circular to unitholders in connection with the proposed sale of its nuclear technology services operation, Westinghouse Electric Company (the “Transaction”).

As previously described in our November 4, 2022 press release, our application for exemptive relief was submitted on the basis that holders of more than 50% of the votes eligible to be cast have provided us with written support to vote in favor of the Transaction.

Brookfield Business Partners has filed with Canadian and U.S. securities regulatory authorities a disclosure document (the “Disclosure Document”) relating to the Transaction that contains disclosure similar to what would be available if minority approval of the Transaction were sought at a meeting of unitholders. The Disclosure Document and the form of consent to be provided by unitholders are accessible on SEDAR and on EDGAR and at https://bbu.brookfield.com under Reports & Filings. The independent formal valuation and fairness opinion prepared in connection with the Transaction will also be filed on SEDAR and on EDGAR. Hard copies can be obtained free of charge upon request.

The exemptive relief is subject to certain conditions, including the receipt of written consents from holders of a majority of the units eligible to vote. There can be no assurance that the conditions will be satisfied. If the conditions of the Exemptive Relief are not satisfied, a special meeting of unitholders will be held and an information circular will be mailed to unitholders as previously contemplated. The Transaction is expected to close in the second half of 2023, subject to certain conditions, including the receipt of unitholder approval (as described above), regulatory approvals and other customary conditions.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Corporation’s Private Equity Group. Brookfield Corporation is a leading global alternative asset manager with over $750 billion of assets under management. More information is available at www.brookfield.com.

For more information, please contact:

Investor Relations	Media

Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com	Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions. Forward-looking statements in this news release include statements with respect to the Transaction, including the expected timing of completion, if at all, and satisfaction of the conditions precedent to the Transaction.

Although we believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners and/or Westinghouse to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated restrictions resulting from COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recently filed Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.